Exhibit 1

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations                                              +1 (630) 887-3745

CNH Announces $500 Million Notes Offering

BURR RIDGE, IL — (October 31, 2011) — CNH Global N.V. (NYSE: CNH) today announced its wholly owned subsidiary, CNH Capital LLC, plans to offer approximately $500 million of notes due in 2016. The notes will be guaranteed by CNH Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Capital LLC. CNH Capital LLC is the North American arm of CNH’s global financial services business.

CNH Capital LLC intends to use the proceeds from the offering primarily for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets. The net proceeds from the offering may also be used to pay indebtedness as it becomes due.

The notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions in accordance with Regulation S under the Securities Act. The notes being offered will not be and have not been registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes; nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-looking statements. We can give no assurance that the contemplated offering will be completed.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.